  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

First High-School Education Group Co., Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00001 per share

(Title of Class of Securities)

320505100**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 320505100 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “FHS.” Each ADS represents three Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 320505100
1.	Names of Reporting Persons. Shaowei Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,261,530 ordinary shares(1) (See Item 4)
	6.	Shared Voting Power 682,960 ordinary shares(2) (See Item 4)
	7.	Sole Dispositive Power 32,261,530 ordinary shares(1) (See Item 4)
	8.	Shared Dispositive Power 682,960 ordinary shares(2) (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,944,490 ordinary shares(1) (2) (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.9% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Shaowei Zhang, and (b) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Yu Wu, the spouse of Shaowei Zhang. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited.

(2)	Includes (a) 514,150 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 24.64% equity interest, (b) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 1.56% equity interest, and (c) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 23.08% equity interest.

SCHEDULE 13G

CUSIP No. 320505100
1.	Names of Reporting Persons. Visionsky Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,769,020 ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,769,020 ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,769,020 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 32.0% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 320505100
1.	Names of Reporting Persons. Brightenwit Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,492,510 ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,492,510 ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,510 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 320505100
1.	Names of Reporting Persons. Long-Spring Education Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 514,150 ordinary shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 514,150 ordinary shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 514,150 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 320505100
1.	Names of Reporting Persons. Long-Spring Education Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 99,940 ordinary shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 99,940 ordinary shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,940 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 320505100
1.	Names of Reporting Persons. Long-Spring Education Consulting Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 68,870 ordinary shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 68,870 ordinary shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,870 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer: First High-School Education Group Co., Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China

Item 2(a).

Name of Person Filing:

Shaowei Zhang

Visionsky Group Limited

Brightenwit Group Limited

Long-Spring Education Technology Limited

Long-Spring Education Management Limited

Long-Spring Education Consulting Limited

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Shaowei Zhang

c/o First High-School Education Group Co., Ltd.

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228, People’s Republic of China

Visionsky Group Limited

Craigmuir Chambers, Road Town, Tortola, VG 1110

British Virgin Islands

Brightenwit Group Limited

Craigmuir Chambers, Road Town, Tortola, VG 1110

British Virgin Islands

Long-Spring Education Technology Limited

Craigmuir Chambers, Road Town, Tortola, VG 1110

British Virgin Islands

Long-Spring Education Management Limited

Craigmuir Chambers, Road Town, Tortola, VG 1110

British Virgin Islands

Long-Spring Education Consulting Limited

Craigmuir Chambers, Road Town, Tortola, VG 1110

British Virgin Islands

Item 2(c).

Citizenship:

Shaowei Zhang – People’s Republic of China

Visionsky Group Limited – British Virgin Islands

Brightenwit Group Limited – British Virgin Islands

Long-Spring Education Technology Limited – British Virgin Islands

Long-Spring Education Management Limited – British Virgin Islands

Long-Spring Education Consulting Limited – British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share (the “Class A ordinary shares”). Holders of Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share (the “Class B ordinary shares”) have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible into Class B ordinary share under any circumstances. Each Class B ordinary share is entitled to 20 votes, and is convertible into one Class A ordinary share.

Item 2(e).

CUSIP No.:

320505100

CUSIP number 320505100 has been assigned to the ADSs of the issuer, which are quoted on the New York Stock Exchange under the symbol “FHS.” Each ADS represents three Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Shaowei Zhang	32,944,490	(2)	37.9%	32,261,530	(2)	682,960	(2)	32,261,530	(2)	682,960	(2)
Visionsky Group Limited	27,769,020	(2)	32.0%	27,769,020	(2)	0		27,769,020	(2)	0
Brightenwit Group Limited	4,492,510	(2)	5.2%	4,492,510	(2)	0		4,492,510	(2)	0
Long-Spring Education Technology Limited	514,150	(2)	0.6%	0		514,150	(2)	0		514,150	(2)
Long-Spring Education Management Limited	99,940	(2)	0.1%	0		99,940	(2)	0		99,940	(2)
Long-Spring Education Consulting Limited	68,870	(2)	0.1%	0		68,870	(2)	0		68,870	(2)

(1)	Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (a) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting persons, and (b) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting persons. The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 86,838,700 ordinary shares as a single class, being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares outstanding as of December 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(2)	Includes (a) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Shaowei Zhang, (b) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Yu Wu, the spouse of Shaowei Zhang, (c) 514,150 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 24.64% equity interest, (d) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 1.56% equity interest, and (e) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 23.08% equity interest. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Shaowei Zhang

By:	/s/ Shaowei Zhang

Visionsky Group Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Brightenwit Group Limited

By:	/s/ Yu Wu
Name:	Yu Wu
Title:	Director

Long-Spring Education Technology Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Management Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Consulting Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement